Exhibit No. 99.2
Satélites Mexicanos, S.A. de C.V.
Officers’ Certificate
     Reference is made to (i) the First Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AE 1) (the “First Priority Notes”); (ii) the Indenture, dated as of November 30, 2006 (the “First Priority Indenture”), providing for the issuance of the First Priority Notes, by and among the Satélites Mexicanos, S.A. de C.V. (the “Company”), a corporation (Sociedad Anónima de Capital Variable) organized under the laws of the United Mexican States, HSBC BANK USA, National Association, a national banking association, as trustee (the “First Priority Trustee”), and each of the First Priority Guarantors party thereto; (iii) the Second Priority Senior Secured Notes due 2013 (CUSIP No: 803895 AF 8) (the “Second Priority Notes”); and (iv) the Indenture, dated as of November 30, 2006 (the “Second Priority Indenture”), providing for the issuance of the Second Priority Notes, by and among the Company, Wells Fargo Bank, National Association, a national banking association, as trustee (the “Second Priority Trustee”), and each of the Second Priority Guarantors party thereto. Capitalized terms used but not defined herein have the respective meanings given to such terms in the applicable Indentures described above.
     We, the undersigned, DO HEREBY CERTIFY that:
(1)	we are the Chief Executive Officer and Chief Financial Officer of the Company, and that, as such, we are authorized to execute this certificate on behalf of the Company;

(2)	due to the accounting changes and procedures described in Exhibit 99.1 to Form 6-K filed May 3, 2007, the Company is delayed in completing the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 and the related audited consolidated statements of income and cash flows for the year ended December 31, 2006 (the “Audited Financial Statements”) prepared in accordance with U.S. GAAP. As a result, the Company did not complete and file its 2006 Annual Report on Form 20-F within 180 days after the end of the 2006 fiscal year as required under Section 4.11(c)(i) of the First Priority Indenture and Section 4.8(i) of the Second Priority Indenture;

(3)	the Company has filed a Form 12b-25 Notification of Late Filing with the U.S. Securities and Exchange Commission requesting a 15 day extension to file its Form 20-F;

(4)	due to the same delays described in (2) above, the Company triggered Section 5.1(h) of the First Priority Indenture because the Company failed to perform its obligations under the Second Priority Indenture when it was unable to file its 2006 Annual Report on Form 20-F as required by Section 4.8(i) of the Second Priority Indenture;

(5)	to address the event described in (4) above, the Company is working diligently to file the Form 20-F as soon as possible;

(6)	attached as Exhibit 1 hereto is a copy of the Officers’ Certificate (excluding the Exhibit) delivered to the First Priority Trustee and the holders of the First Priority Notes in connection with the matters described above; and

(7)	pursuant to Section 4.7(b) of the Second Priority Indenture, we are hereby providing you notice in the form of this Officers’ Certificate.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, we have hereunto signed our names this 2nd day of July, 2007.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Raúl Cisneros
	Name:	Raúl Cisneros
	Title:	Chief Executive Officer

By:	/s/ Alfonso Maza
	Name:	Alfonso Maza
	Title:	Chief Financial Officer

Exhibit 1
Satélites Mexicanos, S.A. de C.V.
Officers’ Certificate
      Reference is made to (i) the First Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AE 1) (the “First Priority Notes”); (ii) the Indenture, dated as of November 30, 2006 (the “First Priority Indenture”), providing for the issuance of the First Priority Notes, by and among the Satélites Mexicanos, S.A. de C.V. (the “Company”), a corporation (Sociedad Anónima de Capital Variable) organized under the laws of the United Mexican States, HSBC BANK USA, National Association, a national banking association, as trustee (the “First Priority Trustee”), and each of the First Priority Guarantors party thereto; (iii) the Second Priority Senior Secured Notes due 2013 (CUSIP No: 803895 AF 8) (the “Second Priority Notes”); and (iv) the Indenture, dated as of November 30, 2006 (the “Second Priority Indenture”), providing for the issuance of the Second Priority Notes, by and among the Company, Wells Fargo Bank, National Association, a national banking association, as trustee (the “Second Priority Trustee”), and each of the Second Priority Guarantors party thereto. Capitalized terms used but not defined herein have the respective meanings given to such terms in the applicable Indentures described above.
     We, the undersigned, DO HEREBY CERTIFY that:
(1)	we are the Chief Executive Officer and Chief Financial Officer of the Company, and that, as such, we are authorized to execute this certificate on behalf of the Company;

(2)	due to the accounting changes and procedures described in Exhibit 99.1 to Form 6-K filed May 3, 2007, the Company is delayed in completing the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 and the related audited consolidated statements of income and cash flows for the year ended December 31, 2006 (the “Audited Financial Statements”) prepared in accordance with U.S. GAAP. As a result, the Company did not complete and file its 2006 Annual Report on Form 20-F within 180 days after the end of the 2006 fiscal year as required under Section 4.11(c)(i) of the First Priority Indenture and Section 4.8(i) of the Second Priority Indenture;

(3)	the Company has filed a Form 12b-25 Notification of Late Filing with the U.S. Securities and Exchange Commission requesting a 15 day extension to file its Form 20-F;

(4)	due to the same delay described in (2) above, the Company triggered Section 5.1(h) of the First Priority Indenture because the Company failed to perform its obligations under the Second Priority Indenture when it was unable to file its 2006 Annual Report on Form 20-F as required by Section 4.11(c)(i) of the First Priority Indenture;

(5)	to address the event described in (4) above, the Company is working diligently to file the Form 20-F as soon as possible; and

(6)	pursuant to Section 4.9(b) of the First Priority Indenture, we are hereby providing you notice in the form of this Officers’ Certificate.

     IN WITNESS WHEREOF, we have hereunto signed our names this 2nd day of July, 2007.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Raúl Cisneros
	Name:	Raúl Cisneros
	Title:	Chief Executive Officer

By:	/s/ Alfonso Maza
	Name:	Alfonso Maza
	Title:	Chief Financial Officer